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02021320

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SEC FILE NUMBER
8- 52471

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONTECITO ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 ANACAPA STREET, #B2
(No. and Street)

SANTA BARBARA (City) CA (State) 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENISE ALPINE (805) 957-4202
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFARLANE, FALETTI & CO., LLP
(Name — *if individual, state last, first, middle name*)

115 EAST MICHELTORENA ST., SUITE 200 (Address) SANTA BARBARA (City), CA (State) 93101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elie Genadry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montecito Advisors, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

K. WOLFF
Commission # 1289742
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 29, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTECITO ADVISORS, INC.
INDEX
DECEMBER 31, 2001 AND 2000

MacFarlane
Faletti & Co.
LLP
Certified Public Accountants

115 E. Micheltorena St.
Suite 200
Santa Barbara
California 93101
Phone (805)966-4157
Fax (805)965-2454
E-Mail cpa@mfco.com
Website www.mfco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Montecito Advisors, Inc.

We have audited the statements of financial condition of Montecito Advisors, Inc. (a California "S" Corporation) as of December 31, 2001 and 2000, and the related statements of income, shareholders' equity and cash flows for 2001 and for the period from inception (February 11, 2000) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for 2001 and for the period from inception (February 11, 2000) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 22, 2002

MONTECITO ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 49,323	$ 180,405
Receivables (Note 2)	97,544	182,625
Prepaid expenses	20,651	7,631
Total Current Assets	167,518	370,661
Furniture and Equipment (net of accumulated depreciation of $4,369)	9,504	4,793
Other Assets		
Deposits	1,301	1,301
Cash on deposit (Note 3)	128,307	75,636
Total Other Assets	129,608	76,937
Total Assets	$ 306,630	$ 452,391

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current Liabilities		
Accounts payable	$ 336	$ 2,051
Accrued state income tax	14,951	6,455
Total Current Liabilities	15,287	8,506
Shareholders' Equity		
Voting common stock, $1 par value; 10,000 shares authorized; 100 shares outstanding	100	100
Additional paid-in-capital	99,900	99,900
Retained earnings	191,343	343,885
Total Shareholders' Equity	291,343	443,885
Total Liabilities and Shareholders' Equity	$ 306,630	$ 452,391

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

AND FROM INCEPTION (FEBRUARY 11, 2000) TO DECEMBER 31, 2000

	2001	Inception (February 11, 2000) to December 31, 2000
Revenue		
Fees	$ 1,184,614	$ 494,079
Other income	644,677	143,276
Total Revenue	1,829,291	637,355
Expenses		
Employee compensation and benefits	265,938	16,749
Correspondent broker clearing charges	357,008	124,485
Professional fees	50,399	19,138
Occupancy	16,296	8,076
Office expense	13,938	4,800
Depreciation	3,401	968
Other selling and administrative	42,495	17,798
Total Expenses	749,475	192,014
Other Income		
Interest	26,893	4,628
Dividends	8,477	671
Total Other Income	35,370	5,299
Income Before Provision for State Income Tax	1,115,186	450,640
Provision for state income tax (Note 4)	17,728	6,755
Net Income	$ 1,097,458	$ 443,885

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

AND FROM INCEPTION (FEBRUARY 11, 2000) TO DECEMBER 31, 2000

	Common Stock		Additional	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Earnings	Equity
Balances, February 11, 2000	100	$ 100	$ 49,900	$ -	$ 50,000
Additional paid-in-capital		-	50,000	-	50,000
Distribution to shareholders		-	-	(100,000)	(100,000)
Net income - Inception (February 11, 2000) to December 31, 2000		-	-	443,885	443,885
Balances, December 31, 2000	100	$ 100	$ 99,900	$ 343,885	$ 443,885
Distribution to shareholders		-	-	(1,250,000)	(1,250,000)
Net income - 2001		-	-	1,097,458	1,097,458
Balances, December 31, 2001	100	$ 100	$ 99,900	$ 191,343	$ 291,343

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

AND FROM INCEPTION (FEBRUARY 11, 2000) TO DECEMBER 31, 2000

	2001	Inception (February 11, 2000) to December 31, 2000
Cash Flows from Operating Activities:		
Net income	$ 1,097,458	$ 443,885
Adjustment to reconcile net income to cash provided by operating activities:		
Depreciation	3,401	968
Changes in:		
Receivables	85,081	(182,625)
Prepaid expenses	(13,020)	(7,631)
Deposits	(52,671)	(76,937)
Accounts payable	(1,715)	2,051
Accrued state taxes	8,496	6,455
Cash Provided by Operating Activities	1,127,030	186,166
Cash Flows from Investing Activities:		
Purchase of furniture and equipment	(8,112)	(5,761)
Cash Flows from Financing Activities:		
Issuance of common stock	-	100,000
Distributions to shareholders	(1,250,000)	(100,000)
Cash (Used)/Provided by Financing Activities	(1,250,000)	-
Net (Decrease)/Increase in Cash	(131,082)	180,405
Cash and Cash Equivalents at Beginning of Year	180,405	-
Cash and Cash Equivalents at End of Year	$ 49,323	$ 180,405

Supplemental disclosure of cash flow information:

Cash paid during the year for state income tax	$ 9,156	$ 300

See accompanying notes

MONTECITO ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a brokerage company located in Santa Barbara, California providing mutual fund trading and investment advisory services to various investors.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned rather than when received, and expenses are recognized when incurred rather than when disbursed.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash in a mutual fund checking account.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

Income Taxes

The Company has elected "S" Corporation status for both federal and California income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through, under federal law, on a pro-rata basis to the shareholders who report the income on their individual returns. California recognizes "S" corporations as a pass-through entity; however, the state imposes a minimum of $800 or a 1.5% tax on income at the corporate level.

NOTE 2: RECEIVABLES

The Company clears all of its proprietary and customer transactions through three broker-dealers and two brokerage houses on a fully disclosed basis. The amounts receivable from the correspondent brokers relate to the aforementioned transactions. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: CASH ON DEPOSIT

The Company maintains good-faith deposits of $25,000, $50,000 and $50,000 with three broker-dealers. The $25,000 deposit earns interest based on the three-month Treasury bill rate at the beginning of each month and is paid to the Company on a monthly basis. One $50,000 deposit earned an average rate of interest of 3% during 2001 and 6% during 2000 and is retained by the broker-dealer in the Company's account. The second $50,000 deposit earned an average rate of 2% during the year and is retained by the broker-dealer in the Company's account. The interest earned on the three good-faith deposits was $3,595 in 2001 and $1,021 in 2000.

NOTE 4: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate.

The provision for California income tax is $17,728 for 2001 and $6,755 for 2000.

NOTE 5: COMMITMENTS

Broker-Dealer Contracts

The Company has contracts with three broker-dealers. One contract expires in October of 2002, and has a thirty-day cancellation clause. The second and third contracts expire in February and August of 2003, respectively. Both have a severe penalty for early cancellation of the contract.

Office Lease

The Company leases office space on a month-to-month basis. Office rent expense in 2001 was $12,455 and in 2000 was $7,110.

NOTE 6: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in mutual funds and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of $5,000. At December 31, 2001, the Company had net capital as computed under Rule 15c3-1 of $252,866 which was $247,866 in excess of the amount required to be maintained at that date. At December 31, 2000, the Company had net capital as computed under Rule 15c3-1 of $426,552 which was $421,552 in excess of the amount required to be maintained at that date.

NOTE 7: RETIREMENT PLAN

During 2001, the Company started a defined contribution employee retirement plan that covers full-time employees who are at least 21 years of age and have one year of service as of the entry date. The company did not make any contributions to the plan in 2001.

NOTE 8: CONCENTRATIONS OF RISKS

Economic Dependence

The Company has six clients, uses three correspondent broker-dealers and two brokerage houses, and generates revenues primarily from commissioned sales.

Credit Risk

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

NOTE 9: SUBSEQUENT EVENTS

Subsequent to year end, one of the broker-dealers required the Company to increase the good-faith deposit by $50,000 in order to allow the Company to provide equity fund trading services.

SUPPLEMENTAL SCHEDULE

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2001 AND 2000

	2001	2000
Net Capital:		
Total shareholders' equity	$ 291,343	$ 443,885
Deduct - Nonallowable Assets:		
Other receivables	(5,015)	-
Prepaid expenses	(20,651)	(7,631)
Furniture and equipment	(9,504)	(4,793)
Deposits	(1,301)	(1,301)
Net capital before haircuts	254,872	430,160
Haircuts:		
2% of money market funds	2,006	3,608
Net Capital	252,866	426,552
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	5,000	5,000
Excess Net Capital	$ 247,866	$ 421,552
Aggregate indebtedness	$ 15,287	$ 8,506
Ratio: Aggregate indebtedness to net capital	0.06	0.02

Reconciliation of Form X-17A-5 filed for quarter ending December 31, 2001:

	Net Capital
As reported on Form X-17A-5	$ 165,800
Increase in Income due to:	
Additional Accrual of Receivables	10,701
Additional Accrual of Prepaid expenses	14,013
Reclassification of Furniture and Equipment	(157)
Additional Accounts Payable and Accrued Expenses	(1,845)
Decrease in Nonallowable Assets	64,280
Reduction in Haircuts	74
As reported on Audit	$ 252,866

Montecito Advisors, Inc. did not realize additional information had to be given to the preparer of the Focus Report (Form X-17A-5) in order to complete the form properly and completely.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER

JAMES W. FISCHER
JANE E. RUSSELL
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

Board of Directors
Montecito Advisors, Inc.

In planning and performing our audit of the financial statements of Montecito Advisors, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 22, 2002